Issuer Free Writing Prospectus
Filed Pursuant to Rule 433(f)
Registration No. 333-156742
August 28, 2009
HINES GLOBAL REIT, INC.
     In August 2009, the Houston Business Journal, a regional business news publication, published an article after asking for and obtaining an interview with Charles Hazen, the President and Chief Executive Officer of Hines Global REIT, Inc. (which we refer to as “Hines Global,” “we,” “our,” or “us”), and Jeffrey C. Hines, the Chairman of the Board of Hines Global and President and Chief Executive Officer of Hines Interests Limited Partnership (“Hines”) among other officers of Hines, the full text of which is reproduced below.
     The Houston Business Journal is wholly unaffiliated with Hines Global, and neither Hines Global, its sponsor, Hines, nor any of their affiliates has made any payment or given any consideration to the Houston Business Journal in connection with the article or any other matter published by the Houston Business Journal concerning Hines Global or any of its affiliates.
Corrections and Clarifications
     The article published by the Houston Business Journal was not reviewed by us prior to its publication.
     We believe that the following information is appropriate to correct or clarify the information included in the article:
1. There are multiple references throughout the article which imply that Hines Global is focused solely on buying undervalued properties or properties with distressed pricing. As stated on the cover page of the Hines Global prospectus dated August 5, 2009, which comprises a part of the Registration Statement on Form S-11, File No. 333-156742 (the “Prospectus”), Hines Global plans to “invest in a diversified portfolio of quality commercial real estate properties and other real estate investments throughout the United States and internationally” and not necessarily solely undervalued properties or properties with distressed pricing.
2. There are multiple statements that imply that Hines Global will purchase properties in all 17 countries where Hines has operations. In addition, there is a statement in the ninth paragraph of the article which states that half of the properties are expected to be located in the United States, and half in the international arena, including Europe, Brazil, China, Central America, Mexico and Russia. There are also multiple statements in the article which imply that Hines Global will solely acquire portfolios or individual properties ranging in price from $20 million to $30 million. As stated on page 89 of the Prospectus, although Hines Global expects that “international real estate investments may comprise a substantial portion of its portfolio,” Hines Global is not “limited as to the asset types or geographic areas in which [it] may invest and conduct [its] operations. [Hines Global is] not specifically limited in the number or size of investments [it] may make, or on the percentage of net proceeds of [the] offering that [it] may invest in a single property, real estate investment or loan. The number, size and mix of investments [it] make[s] will depend upon real estate and market conditions and other circumstances existing at the time [Hines Global is] evaluating investment opportunities and the amount of proceeds [it] raise[s] in [the offering] and any subsequent offerings.”
3. There are several statements concerning market conditions which are overgeneralizations. For example, the article attributes Charles Hazen with having said that “real estate is currently valued at 20 percent to 40 percent lower than it’s worth.” The current valuation of any particular property will vary depending on the particular facts and circumstances associated with such property.
4. There is an incorrect statement in the article which states that Hines Global “is designed to have a series of liquidity events in roughly eight to 10 years.” As stated on page vii of the Prospectus, while Hines Global expects to “consider alternatives for providing liquidity to [its] stockholders beginning eight to ten years following the commencement of [the] offering. . . . There can be no assurance that a suitable transaction will be available or that market conditions for a transaction will be favorable during that timeframe.” In addition, the Hines Global “board of directors has the sole discretion to consider a Liquidity Event at any time if it determines such event to be in [Hines Global’s] best interests. Hines Global does not have a stated term, as [it] believe[s] setting finite dates for possible, but uncertain future liquidity events may result in actions that are not necessarily in the best interest or within the expectations of [its] stockholders.”
5. There is an incorrect statement in the article which states that Hines Global will structure each deal “with 50 percent to 70 percent debt.” As stated on pages 97-98 of the Prospectus, while Hines Global expects that “once [it] has fully invested the proceeds of [the] offering and other potential subsequent offerings, [its] debt financing, including [its] pro rata share of [its] debt financing of entities in which [it] invest[s], will be in the range of approximately 50%-70% of the aggregate value of [its] real estate investments and other assets[,] [f]inancing for acquisitions and investments may be obtained at the time an asset is acquired or an investment is made or at such later time as determined to be appropriate. In addition, debt financing may be used from time to time for property improvements, lease inducements, tenant improvements and other working capital needs. Additionally, the amount of debt placed on an individual property or related to a particular investment, including [Hines Global’s] pro rata share of the amount of debt incurred by an individual entity in which [it] invest[s], may be less than 50% or more than 70% of the value of such property/investment or the value of the assets owned by such entity, depending on market conditions and other factors.”

Friday, August 21, 2009 Pricing ripe for Hines REIT Global $3.5 billion fund to focus on undervalued properties in 17 countries Houston Business Journal — by Jennifer Dawson Commercial real estate kingpin Hines Interests LP has launched a new global investment fund to capitalize on distressed pricing of commercial properties around the world. Hines Global REIT Inc. seeks to raise as much as $3.5 billion from investors to buy undervalued real estate in the 17 countries where Houston-based Hines has operations. “We do think there are some good buying opportunities in many countries,” says Jeff Hines, president and CEO of Hines, which controls worldwide assets worth nearly $26 billion. Yields on properties have not been this high for the last 10 to 15 years, notes Hines. He says the firm’s global platform differs from competitors by acquiring assets based on market knowledge of current employees in more than 100 Hines offices worldwide. “We have teams in all those countries that have been there generally 10-plus years,” says Hines. “They know every street corner.” The new non-traded REIT will acquire portfolios or individual properties generally ranging in price from $20 million to $30 million. Office, retail, industrial and multifamily properties will be considered. The fund will buy only properties with distressed pricing, not distressed properties. Each deal will be structured with 50 percent to 70 percent debt, depending on market conditions at the time of purchase. Half of the properties are expected to be located in the United States, and half in the international arena. The fund will look for foreign buying opportunities in Europe, Brazil, China, Central America, Mexico and Russia. Charles Hazen, of Hines Global REIT: Individual investors are looking for diversification. View Larger

A minimum $2,500 investment is required for participation in the closed-in fund, which is designed to have a series of liquidity events in roughly eight to 10 years. Shares will only be sold in the United States to U.S. residents through a network of broker dealers and financial advisers. Charles Hazen, president and CEO of Hines Global REIT, sees the opportunity to invest in so many different markets as a selling point. “Individual investors are looking for diversification,” says Hazen. At the same time, he notes real estate is currently valued at 20 percent to 40 percent lower than it’s worth. Hazen calculates U.S. capitalization rates on real estate are between 8 percent and 10 percent, which is up from several years ago. Cap rates are calculated on a property’s income stream and sales value — the higher the cap rate, the lower the value. “Since the beginning of the year, cap rates have steadily increased every month,” says Bill Forrest, a managing director with Sperry Van Ness. Depending on the product type, cap rates have risen between 1 percent and 2.5 percent, he says. Liquid investors eager to buy real estate, he says, will likely find the Hines REIT attractive.
Says Forrest: “People who have a lot of cash are trying to find deals.” Adverse affect Hines Real Estate Investment Trust Inc. was formed five years ago as the firm’s first non-traded REIT. More than 56,000 participants have invested approximately $2.4 billion in the original REIT, which owns a stake in 63 properties in the United States, Canada and Brazil. The same market dynamic that makes acquisitions attractive for the Hines Global REIT has adversely affected some Hines-owned properties. Hines and its investor partners are not fighting foreclosure on three properties in the San Francisco area: · An office building owned in partnership with Sterling American Property Inc.

· Marin Commons, an office complex owned by Hines and General Electric Capital Corp. · Watergate, an office complex secured with a $152 million mortgage by Hines and CalPERS. Hines Executive Vice President Paul Paradis told the San Francisco Business Times that each property is owned by a single-purpose entity insulated from other buildings in the firm’s global real estate portfolio. Transferring ownership of an asset to a lender is “always among the most difficult decisions we have to make in this business,” said Paradis, noting that the distress is at the “asset level but not at the corporate level.” John Dailey, an executive vice president with PM Realty Group LP, says Hines is one of many active investment entities to suffer misfortunes. “If you bought something in the last five years, you probably overpaid for it,” Dailey says. On the flip side, he notes prices are lower than they’ve been for the last five to 15 years for prospective buyers. “That’s a real opportunity moving forward,” says Dailey. Forrest of Sperry Van Ness points out that greater opportunity generally generates increasing competition for properties. He observes Hines will carry the advantage of having cash available to move quickly and a reputation as a serious player.
Says Forrest: “When the market is tough, people go to people who are real — who can make it happen.” Hines Global REIT Inc. By the Numbers 17: Countries where Hines has operations and will buy properties $2,500: Minimum investment required 20 percent to 40 percent: Amount Hines says real estate is undervalued $20 million to $30 million: Price range of individual assets targeted for purchase 56,000: Investors in first Hines non-traded REIT created five years ago

Statements in this free writing prospectus, including intentions, beliefs, expectations or projections are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended. Such statements are based on current expectations and assumptions with respect to, among other things, future economic, competitive and market conditions and future business decisions that may prove incorrect or inaccurate. Important factors that could cause actual results to differ materially from those in the forward looking statements include the risks associated with property acquisitions and other risks described in the “Special Note Regarding Forward-Looking Statements” and “Risk Factors” section of Hines Global’s Registration Statement on Form S-11 and its other filings with the Securities and Exchange Commission.
Hines Global has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents that Hines Global has filed with the SEC for more complete information about Hines Global and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, Hines Global, the dealer manager or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 888-220-6121.